Exhibit 99.1

Immuron Limited

Appendix 4D

Half-year 31 December 2018

Name of entity:	Immuron Limited
ABN:	80 063 114 045
Half-year ended:	31 December 2018
Previous period:	31 December 2017

Results for announcement to the market

				$
Revenue for ordinary activities	Up	6.4%	to	978,233
Net loss after tax (from ordinary activities) for the period attributable to members	Down	16.4%	to	(1,581,899)
Net loss after tax for the period attributable to members	Down	16.4%	to	(1,581,899)

Net tangible assets per security

	31 December	31 December
	2018	2017
	Cents	Cents

Net tangible asset backing (per share)	5.01	3.85

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

Distributions

No dividends have been paid or declared by the Company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the half-year 31 December 2018.

Other information required by Listing Rule 4.2A

a. Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
b. Details of any dividend or distribution reinvestment plans:	N/A
c. Details of associates and joint venture entities:	N/A
d. Other information	N/A

Interim review

The financial statements have been reviewed by the Company’s independent auditor without any modified opinion, disclaimer or emphasis of matters.

Immuron Limited ABN 80 063 114 045 Interim financial report for the half-year 31 December 2018

Immuron Limited ABN 80 063 114 045

Interim financial report - 31 December 2018

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2018 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Immuron Limited
Corporate directory

Directors	Dr. Roger Aston
Independent Non-executive chairman

Mr. Peter Anastasiou
Executive vice chairman

Mr. Daniel Pollock
Independent non-executive director

Mr. Stephen Anastasiou
Independent non-executive director

Prof. Ravi Savarirayan
Independent non-executive director

Mr. Richard Berman (appointed 1 July 2018)
Independent non-executive director

Secretary	Mr. Phillip Hains

Chief Executive Officer	Dr. Gary S Jacob (appointed 16 November 2018)

Registered Office	Level 3, 62 Lygon Street
Carlton VIC 3053
Australia
Telephone: +61(0)3 9824 5254
Facsimile: +61(0)3 9824 5254

Principal Place of Business	Unit 10, 25 - 37 Chapman Street
Blackburn North VIC 3130
Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share Registry - United States	Bank of New York
225 Liberty Street
New York, NY 102286
United States of America
Telephone: +1 212 495 1784

Share Registry - Australia	Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross WA 6153
Australia
Telephone: +61 (0)8 9315 2333
Facsimile: +61 (08) 9315 2233

Auditor - Australia and United States	Grant Thornton Audit Pty Ltd
Collins Square, Tower 5 727 Collins Street
Melbourne VIC 3008
Australia
Telephone: +61 (0)3 8320 2222

Solicitors - Australia	Francis Abourizk Lightowlers (FAL)
Level 14, 114 William Street
Melbourne VIC 3000
Australia
Telephone: +61 (0)3 9642 2252

Immuron Limited	1

Immuron Limited
Corporate directory

(continued)

Solicitors - United States	Carter Ledyard and Milburn LLP
2 Wall Street
New York NY 10005
United States of America
Telephone: +1 212 238 8605

Sheppard Mullin
30 Rockefeller Plaza
New York NY 10112-0015
United States of America
Telephone: +1 212 653 8700

Bankers	National Australia Bank (NAB)
330 Collins Street
Melbourne VIC 3000
Australia

Securities exchange listings	Australian Securities Exchange (Code: IMC)
NASDAQ Exchange (Code: IMRN)

Websites	www.immuron.com.au
www.travelan.com.au

Immuron Limited	2

Immuron Limited
Directors’ report
31 December 2018

Your Directors present their report on the consolidated entity consisting of Immuron Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2018.

Directors

The following persons held office as Directors of Immuron Limited during the financial period:

Dr. Roger Aston

Mr. Peter Anastasiou

Mr. Daniel Pollock

Mr. Stephen Anastasiou

Prof. Ravi Savarirayan

Mr. Richard Berman (appointed 1 July 2018)

Review of operations

Key highlights

●	Immuron announces two key senior appointments

●	Global Immuron Limited gross sales achieved a 7% year on year growth for the first half of FY19.

●	Immuron Canada Limited was successfully incorporated, and a Distribution and Sales agreement executed for the Canadian Market.

●	NASH Phase II Clinical Study Results presented at the American Association for the study of Liver Disease.

●	Severe Alcoholic Hepatitis Phase II trial closed, 56 patients recruited into the study and top line results anticipated to be reported Q2 2019.

●	Paediatric NAFLD Phase II trial passes 50% recruitment milestone with recruitment of 23rd of targeted 40 patients

●	Clostridium difficile infection trial - second clinical site at Sheba Medical Center in Israel open and screening patients. Feasibility and Australian site identification initiated to assist recruitment.

●	US Department of Defence completes pre-clinical shigellosis challenge study in non-human primates and Reports Travelan® prevented clinical shigellosis (bacillary dysentery).

New York New York - New Board Member and New Chief Executive Officer

New York based Mr. Richard Jay Berman joined the Immuron Board in July 2018. Richard brings with him over 35 years of venture capital, senior management and merger & acquisition experience. Dr. Gary Jacob also New York based was appointed Chief Executive Officer in November 2018. Dr. Jacob’s is the former Co-founder, Chairman, President and Chief Executive Officer of Synergy Pharmaceuticals Inc. a Nasdaq-listed public biopharmaceutical company.

Travelan® enjoys continued sales growth

Immuron’s flag-ship product Travelan®, an over-the-counter travelers’ diarrhoea supplement, experienced steady sales growth in both Australian and U.S. markets throughout the first half of FY2019, with global gross sales reaching AU$1.083 million during the 6-month period. In the US, Travelan® sales grew by 10% to AU$369,000 in FY19 1H, as the brand continued to prosper via USA’s largest travel medicine provider, Passport Health. Growth of online sales on Amazon USA also contributed to this increase following a successful promotional campaign in December.

In Australia, Immuron sales reached AU$714,000 for 1H FY2019, with a 6% YoY growth rate. Travelan® continues to experience strong sales within Australia’s pharmacy network. A concerted marketing push to educate GPs and consumers about Travelan® will continue into 2H FY2019, including a program to improve the brand’s online footprint through a new global website and increased collaborations with the travel blogger community.

Immuron Limited	3

Immuron Limited
Directors’ report
31 December 2018
(continued)

Review of operations (continued)

Travelan® enjoys continued sales growth (continued)

Immuron Canada Ltd was incorporated under the Canadian Business Corporations Act in April 2018. The associated Natural Product Number for Travelan® was officially transferred from former distributor Paladin Labs to Immuron Canada Limited in June 2018. A Distribution and Sales Agreement was executed with ANB Canada Inc in October 2018. The company this year announced that Health Canada has approved the product licence for Travelan®, paving the way to re-launch the product within Canada in April 2019. ANB Canada will manage the distribution and marketing of Travelan® within the Retail Pharmacy sector, whilst Passport Health will sell the product through their Canadian Travel Medicine Clinic network.

Travelan studies by US Department of Defense

Immuron provided an update on its cooperative research and development agreements with the US Department of Defense (US DoD) in July, which included three studies on Travelan®, the company’s commercially available flagship over-the-counter gastrointestinal and digestive health supplement. The studies aim to determine Travelan’s effectiveness in neutralizing pathogenic gastrointestinal bacterial infections as a preventative treatment for US military personnel stationed in locations where such infections may be debilitating.

The work completed at the US Armed Forces Research Institute of Medical Sciences, US Naval Medical Research Center and the Walter Reed Army Institute of Research (WRAIR) found Travelan® was effective across all strains and species of enteropathogenic bacteria tested. The specificity of antibodies incorporated into Travelan cross-react with multiple Campylobacter, ETEC and Shigella strains. The product is truly cross-reactive indicating a substantially broader spectrum of antimicrobial action than previously reported.

A preventative treatment that protects against enteric diseases, specifically Shigella, is a high priority objective for the US Army. Shigella is estimated to cause 80 -165 million cases of disease worldwide, resulting in 600,000 deaths annually and is particularly prevalent in both sub-Saharan Africa and South Asia.

In September 2018 we reported the findings of a study conducted by The US Armed Forces Research Institute of Medical Sciences (AFRIMS), an overseas laboratory of the Walter Reed Army Institute of Research (WRAIR), located in Bangkok, Thailand. The study evaluated the therapeutic potential of TravelanÒ in a non-human primate (NHP) preclinical Shigella challenge model that closely mimics the disease seen in humans. The study was performed in collaboration with the Department of Enteric Diseases and the Department of Veterinary Medicine, AFRIMS, and the Department of Enteric Infections, Bacterial Diseases Branch, WRAIR.

As reported in September, Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated NHPs compared to placebo. A placebo-controlled study was carried out in 12 NHPs segregated into two groups: a Travelan® treatment cohort of 8 and a placebo cohort of 4, which were treated with either Travelan® or placebo respectively twice daily for a total of 12 doses over a 6-day period. The animals received treatment for 3-days prior to oral challenge with ~3 x 109 viable Shigella flexneri strain 2a organisms. All (4 of 4 - 100%) placebo-treated animals displayed acute dysentery symptoms within 24 - 36 hours of Shigella flexneri 2a challenge. A single (1 of 8 - 12.5%) of the Travelan®-treated cohort displayed dysentery symptoms at this time point. The remaining individuals (7 of 8 - 87.5%) in the Travelan® treatment cohort remained symptom-free to 4-days post Shigella flexneri 2a challenge. Once the treatment period concluded, a second individual in the Travelan treatment group developed symptoms (2 of 8 - 25%). The remainder (6 of 8 - 75%) of the Travelan® treated cohort remained symptom-free to the conclusion of the study 11-days post Shigella flexneri 2a challenge.

Immuron Limited	4

Immuron Limited
Directors’ report
31 December 2018

(continued)

Review of operations (continued)

Shigella specific therapeutics

In July, Immuron announced it had once again engaged the services and facilities of the Commonwealth Scientific & Industrial Research Organisation (CSIRO) to produce three Shigella specific therapeutic products utilizing vaccines developed by the Walter Reed Army Institute of Research (WRAIR). Immuron received approval from Biosecurity Australia earlier last year to import the Shigella specific vaccines developed and produced by the WRAIR which were used to manufacture the products. The vaccination program was initiated in August last year and was completed in November. The hyperimmune colostrum from the study was harvested in December and the freeze-dried finished products should be available in Q1 CY2019 for shipment to the WRAIR for preclinical assessment. Under the current terms of the Cooperative Research Agreement, the WRAIR will fund the evaluation of the anti-Shigella therapeutics and assess their protective capacity in a head to head comparison with Travelan in established small animal models.

Fatty Liver Clinical Update

Topline results of our IMM-124E phase II Non-Alcoholic Steatohepatitis (NASH) clinical trial were reported in March 2018. Trial data demonstrated a significant reduction in serum lipopolysaccharide (LPS), as well as reductions in other biomarkers associated with liver damage. The company is presently focused on completing the final clinical study report, and is currently working with our contract research organization partners to complete final analysis of data generated, and any additional tests performed. The final clinical study report is expected to be completed early this year.

Clinical trial findings from the NASH trial were presented by Professor Arun Sanyal at the American Association for the study of Liver Disease which was held in San Francisco, California during the 9th - 13th of November 2018. The presentation entitled “IMM-124E Improves Metabolic Endotoxemia and Markers of Liver Injury in Non-Alcoholic Steatohepatitis” was presented during the Novel Therapeutics for NASH session. A copy of the final presentation is available on the company website.

Dr. Arun Sanyal is also lead Principal Investigator of our alcoholic steatohepatitis (“ASH”) clinical trial at Virginia Commonwealth University. The overall trial, funded by the NIH, has successfully recruited a total of 56 patients which have been randomized into the study. The trial is now closed to recruitment and the last patient last visit was completed in December 2018. Top-line results are expected to be reported in Q2 2019.

A second NIH-funded Phase II double-blind, placebo-controlled, randomized clinical trial of IMM-124E in paediatric non-alcholic fatty liver disease (NAFLD) patients is presently underway at Emory University, led by Dr. Miriam Vos, who specializes in the treatment of gastrointestinal disease in children, including NAFLD and obesity. The trial has presently randomized 23 of the targeted 40 patients into the study. The top-line results for this study are anticipated to be reported late this year.

NASH patents granted by European Patent Office

In July, the European Patent Office (EPO) granted Immuron a patent for the use of a composition for the treatment of Non-alcoholic steatohepatitis (NASH). This patent (EPO Grant No. 2424890) is entitled “Anti-LPS enriched immunoglobulin preparations for the treatment and/or prophylaxis of a pathologic disorder”. The patent comprises a total of five claims and is principally directed to a composition for use in the treatment of NASH with the composition comprising an enriched immunoglobulin preparation derived from colostrum and as developed by Immuron.

C. difficile infection update

A second clinical site at Sheba Medical Center in Israel was opened last year and is actively screening patients. The demographic for C. difficile infection in Israel seems mainly to be elderly patients with multiple co morbidities and dementia. To date, only 7 out of 60 patients have been randomized into the study, with the major issue facing enrollment at the two study sites continuing to be obtaining informed consent from patients. A formal feasibility and Australian site identification process has been initiated to assess new potential clinical investigators and sites to improve current recruitment rates.

Immuron Limited	5

Immuron Limited
Directors’ report
31 December 2018

(continued)

Review of operations (continued)

Pre-clinical program in Irritable Bowel Disease

In May we announced completion of the IMM-124 colitis preclinical program at the University of Zurich. The latest results were generated in the T cell transfer model which utilizes immunodeficient mice deficient in functional B and T lymphocytes. Chronic colitis is induced immunologically not chemically in this model. Macroscopically inflamed colons were confirmed in animals by colonoscopy prior to the initiation of treatment. IMM-124E was administered orally after the onset of colitis symptoms. The results revealed significant reductions in weight loss, disease activity scores, shortening of the colon, and macroscopically detectable colitis. These results mirror our NASH clinical study, which showed significant reductions in serum lipopolysaccharide (LPS) levels. LPS endotoxins are implicated as chief drivers of inflammation associated with colitis, inflammatory bowel disease and other autoimmune diseases. This research was presentation at the annual United European Gastroenterology Week conference held on the 20th - 24th of October 2018 in Vienna, Austria, and published in the European Journal of Crohn’s & Colitis a copy of which can be found on the company website.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 7.

This report is made in accordance with a resolution of Directors.

/s/ Roger Aston

Dr. Roger Aston
Independent Non-executive chairman

Melbourne
27 February 2019

Immuron Limited	6

Collins Square, Tower 5
727 Collins Street
Melbourne Victoria 3008

Correspondence to:
GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Immuron Limited for the half year ended 31 December 2018, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

/s/ Grant Thornton Audit Pty Ltd

Grant Thornton Audit Pty Ltd
Chartered Accountants

/s/ M A Cunningham
M A Cunningham
Partner – Audit & Assurance

Melbourne, 27 February 2019

Grant Thornton Audit Pty Ltd ACN 130 913 594
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

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Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited
Condensed consolidated statement of comprehensive income
For the half-year 31 December 2018

			Consolidated entity
			31 December 2018	31 December 2017
	Notes		$	$

Revenue from continuing operations
Sales of goods	7		978,233	919,138
Total operating revenue			978,233	919,138

Cost of goods sold			(231,479)	(195,356)
Gross profit			746,754	723,782

Direct selling costs
Sales and marketing costs			(198,652)	(145,150)
Freight costs			(133,659)	(89,125)
			414,443	489,507

Other income	7		310,436	1,387,039

Expenses
Research and development			(514,388)	(1,540,436)
Marketing and promotion			(246,520)	(238,192)
Consulting, employee and director			(1,068,378)	(815,232)
Other corporate administrative			(385,455)	(829,999)
Travel and entertainment expenses			(89,391)	(174,987)
Depreciation			(2,646)	(2,277)
Finance fee costs			—	(3,767)
Impairment of inventory			—	(163,600)
Loss before income tax			(1,581,899)	(1,891,944)

Income tax expense			—	—
Loss from continuing operations			(1,581,899)	(1,891,944)

Other comprehensive income
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	2	(b)	(112,270)	28,281
Total comprehensive loss for the period			(112,270)	28,281

Total comprehensive income for the period is attributable to:
Owners of Immuron Limited			(1,694,169)	(1,863,663)

			Cents	Cents

Earnings per share for profit attributable to the ordinary equity holders of the Company:
Basic loss per share	9		(1.2)	(1.5)
Diluted loss per share	9		(1.2)	(1.5)

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	8

Immuron Limited
Condensed consolidated balance sheet
As at 31 December 2018

			Consolidated entity
			31 December 2018	30 June 2018
	Notes		$	$
ASSETS
Current assets
Cash and cash equivalents			4,190,259	4,727,430
Trade and other receivables			643,206	1,683,305
Inventories	8		530,495	497,902
Other current assets			239,695	141,800
Total current assets			5,603,655	7,050,437

Non-current assets
Property, plant and equipment			17,737	20,384
Inventories	8		2,075,683	2,171,867
Total non-current assets			2,093,420	2,192,251

Total assets			7,697,075	9,242,688

LIABILITIES
Current liabilities
Trade and other payables			403,521	689,326
Employee benefit obligations			117,713	114,012
Total current liabilities			521,234	803,338

Total liabilities			521,234	803,338

Net assets			7,175,841	8,439,350

EQUITY
Issued capital	2	(a)	58,442,043	58,372,043
Reserves	2	(b)	2,756,727	2,606,722
Accumulated losses			(54,022,929)	(52,539,415)

Total equity			7,175,841	8,439,350

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

Immuron Limited	9

Immuron Limited
Condensed consolidated statement of changes in equity
For the half-year 31 December 2018

	Attributable to owners of Immuron Limited
	Issued capital	Reserves	Accumulated losses	Total equity
Consolidated entity	$	$	$	$

Balance at 1 July 2017	53,632,995	2,470,417	(49,528,486)	6,574,926

Loss for the period	—	—	(1,891,944)	(1,891,944)
Other comprehensive income	—	28,281	—	28,281
Total comprehensive income for the half-year	—	28,281	(1,891,944)	(1,863,663)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	213,396	—	—	213,396
Options and warrants issued/expensed	—	59,512	—	59,512
	213,396	59,512	—	272,908

Balance at 31 December 2017	53,846,391	2,558,210	(51,420,430)	4,984,171

Balance at 1 July 2018 as originally presented	58,372,043	2,606,722	(52,539,415)	8,439,350

Loss for the period	—	—	(1,581,899)	(1,581,899)
Other comprehensive income	—	(112,270)	—	(112,270)
Total comprehensive income for the half-year	—	(112,270)	(1,581,899)	(1,694,169)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	70,000	—	—	70,000
Options and warrants issued/expensed	—	360,660	—	360,660
Lapse of unexercised options	—	(98,385)	98,385	—
	70,000	262,275	98,385	430,660

Balance at 31 December 2018	58,442,043	2,756,727	(54,022,929)	7,175,841

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	10

Immuron Limited
Condensed consolidated statement of cash flows
For the half-year 31 December 2018

Condensed consolidated statement of cash flows

		Consolidated entity
		31 December 2018	31 December 2017
	Notes	$	$

Cash flows from operating activities
Receipts from customers (inclusive of GST)		1,138,524	1,184,856
Payments to suppliers and employees (inclusive of GST)		(2,753,669)	(4,367,410)
Interest received		39	43
Other - R&D tax concession refund and other government grants		1,190,205	—
Interest and other costs of finance paid		—	(3,767)
Net cash outflow from operating activities		(424,901)	(3,186,278)

Cash flows from investing activities
Payments for property, plant and equipment		—	(2,180)
Net cash outflow from investing activities		—	(2,180)

Cash flows from financing activities
Repayment of borrowings		—	(243,950)
Capital raising costs		—	(1,934)
Net cash outflow from financing activities		—	(245,884)

Net (decrease) in cash and cash equivalents		(424,901)	(3,434,342)
Cash and cash equivalents at the beginning of the financial year		4,727,430	3,994,924
Effects of exchange rate changes on cash and cash equivalents		(112,270)	28,281
Cash and cash equivalents at end of the half-year		4,190,259	588,863

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited	11

Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2018

1	Segment and revenue information

(a) Description of segments

The entity has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

The executive management team considers the business from both a product and a geographic perspective and has identified three reportable segments.

Research and Development (R&D)	Income and expenses directly attributable to the Company’s research and development projects performed in Australia, Israel and United States.

HyperImmune Products	Income and expenses directly attributable to Travelan activities which occur in Australia, New Zealand, US and Canada. In 2018, the Company earned 67%, 1% and 32% of its revenues from customers located in Australia, Canada and US, respectively. In 2017, the Company earned 66%, 0% and 34% of its revenues from customers located in Australia, Canada and US, respectively.

(b) Segment results

	Research & Development	HyperImmune Products	Unallocated Corporate	Total
Consolidated entity 31 December 2018
	$	$	$	$

Segment revenue and other income
Revenue from external customers	—	978,233	—	978,233
R&D tax concession refund	310,166	—	—	310,166
Interest income	—	—	270	270
Segment revenue and other income	310,166	978,233	270	1,288,669

Segment expenses
Depreciation and amortisation	—	—	(5,047)	(5,047)
Share-based payments	—	—	(360,660)	(360,660)
Other operating expenses	(403,521)	(563,790)	(1,537,550)	(2,504,861)
Segment expenses	(403,521)	(563,790)	(1,903,257)	(2,870,568)

Income tax expense	—	—	—	—
(Loss)/Profit for the period	(93,355)	414,443	(1,902,987)	(1,581,899)

Segment assets	310,990	2,718,889	4,667,196	7,697,075
Total assets	310,990	2,718,889	4,667,196	7,697,075

Segment liabilities	(71,903)	(11,974)	(437,357)	(521,234)
Total liabilities	(71,903)	(11,974)	(437,357)	(521,234)

Immuron Limited	12

Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2018
(continued)

1	Segment and revenue information (continued)

(b) Segment results (continued)

	Research & Development	HyperImmune Products	Unallocated Corporate	Total

Consolidated entity 31 December 2017
	$	$	$	$

Segment revenue and other income
Revenue from external customers	—	919,138	—	919,138
R&D tax concession refund	1,386,790	—	—	1,386,790
Interest income	—	—	43	43
Other income	—	206	—	206
Total segment revenue and other income	1,386,790	919,344	43	2,306,177

Segment expenses
Depreciation and amortisation	—	—	(2,277)	(2,277)
Finance costs	—	—	(3,767)	(3,767)
Share-based payments	—	—	(59,512)	(59,512)
Other operating expenses	(1,540,436)	(429,631)	(2,162,498)	(4,132,565)
Total segment expenses	(1,540,436)	(429,631)	(2,228,054)	(4,198,121)

Income tax expense	—	—	—	—
(Loss)/Profit for the period	(153,646)	489,713	(2,228,011)	(1,891,944)

Segment assets	2,884,901	2,536,093	736,997	6,157,991
Total assets	2,884,901	2,536,093	736,997	6,157,991

Segment liabilities	(481,023)	(154,886)	(537,911)	(1,173,820)
Total liabilities	(481,023)	(154,886)	(537,911)	(1,173,820)

2	Equity securities issued

(a)   Issued capital

	31 December 2018 No.	31 December 2018 $	30 June 2018 No.	30 June 2018 $

Fully paid	143,215,706	58,442,043	142,778,206	58,372,043

(i) Movements in ordinary shares:
		Note	Number of shares	Total $
Details
Opening balance 1 July 2018			142,778,206	58,372,043
Shares issued during the year			437,500	70,000
Balance 31 December 2018			143,215,706	58,442,043

(ii)   Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote. upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

Immuron Limited	13

Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2018

(continued)

2	Equity securities issued (continued)

(b) Reserves

The following table shows a breakdown of the balance sheet line item ‘other reserves’ and the movements in these reserves during the period. A description of the nature and purpose of each reserve is provided below the table.

Consolidated entity	No. of Options Qty	Amount $	Foreign currency translation $	Total other reserves $

At 1 July 2018	71,349,180	2,650,039	(43,317)	2,606,722

Options/warrants issued during the year	3,300,000	360,660	—	360,660
Lapse of unexcercised options	(50,000)	(98,385)	—	(98,385)
Other comprehensive loss for the period	—	—	(112,270)	(112,270)
At 31 December 2018	74,599,180	2,912,314	(155,587)	2,756,727

3	Share-based payments

The following share-based payment arrangements were entered into during the half-year 31 December 2018 due to new options granted and vested:

Grant date	Expiry date	Balance at start of year	Exercise price ($)	Granted	Exercised	Vested	Balance at end of year

02-Jul-2018	01-Jul-2021	—	0.50	1,300,000	—	1,300,000	1,300,000
19-Nov-2018	30-Jun-2020	—	0.50	2,000,000	—	2,000,000	2,000,000

For the options granted during the half-year 31 December 2018, the valuation model inputs used to determine the fair value at the grant date are outlined below:

Grant date	Expiry date	Share price at grant date ($)	Exercise price ($)	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date ($)

02-Jul-2018	01-Jul-2021	0.32	0.50	92%	0%	2.09%	204,100
19-Nov-2018	30-Jun-2020	0.28	0.50	92%	0%	2.02%	164,400

4	Contingencies

The Company had no contingent liabilities and at 31 December 2018 (2017: nil).

5	Events occurring after the reporting period

No other matter or circumstances has arisen since 31 December 2018 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Immuron Limited	14

Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2018
(continued)

6	Related party transactions

(a)	Transactions with other related parties

The following transactions occurred with related parties:

Premises rental services received from Wattle Laboratories Pty Ltd to Immuron Limited:	31 December 2018		31 December 2017
Wattle Laboratories Pty Ltd (Wattle) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Commencing on 1 January 2016, Immuron executed a Lease Agreement with Wattle whereby Immuron will lease part of their Blackburn office facilities for Immuron’s operations at an arms-length commercial rental rate of $38,940 per annum, payable in monthly instalments. The rental agreement is subject to annual rental increases, and effective 1 January 2017, the annual rent was increased to $39,525.

The lease is for a 3 year term with an additional 3 year option period.

The lease is cancellable by either party upon 6 months written notice of termination of the agreement.
Rental fees paid to Wattle Laboratories Pty Ltd during the year through the issue of equity:	$	Nil	$	Nil
Total paid by the Company to Wattle Laboratories Pty Ltd during the year:		$22,151		$9,881
At the period end the Company owed Wattle Laboratories Pty Ltd:		$17,374	$	Nil

Immuron Limited	15

Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2018
(continued)

6	Related party transactions (continued)

(a)	Transactions with other related parties (continued)

Service rendered by Grandlodge Capital Pty Ltd to Immuron Ltd:	31 December 2018		31 December 2017

Grandlodge Capital Pty Ltd (Grandlodge) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou. Mr David Plush is also an owner of Grandlodge, and its associated entities.

Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies.

Commencing on 1 June 2013, Grandlodge was contracted on commercial market arms-length terms to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of $0.16 per share representing Immuron Limited’s share price at the commencement of the agreement.

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this agreement have been subject to the approval of Immuron shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the agreement, unless both parties agree to an alternative method of payment.

The agreement is cancellable by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Service fees paid to Grandlodge Pty Ltd during the year through the issue of equity:		$70,000		$140,000
Total paid by the Company to Grandlodge Pty Ltd during the year:		$70,000	$	Nil
At the period end the Company owed Grandlodge Pty Ltd:	$	Nil	$	Nil

7	Revenue

The Company derives the following types of revenue:

	Consolidated entity
	31 December	31 December
	2018	2017
	$	$
Revenue from operating activities
Sales of good	1,083,805	1,010,919
Less: discounts and rebates	(105,572)	(91,781)
Total revenue from operating activities	978,233	919,138

Other income
Interest on financial assets held as investments	39	43
Other items	231	207
R&D tax concession refund	310,166	1,386,789
Total other income	310,436	1,387,039

Immuron Limited	16

Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2018
(continued)

8	Inventories

	Consolidated entity
	31 December	30 June
	2018	2018
	$	$

Raw materials - Colostrum	294,769	198,585
Work in progress	—	33,625
Finished goods - Travelan and Protectyn	235,726	265,692
Total of inventories classified under current asset	530,495	497,902

	Consolidated entity
	31 December	30 June
	2018	2018
	$	$

Colostrum Inventory - Non Current	2,075,683	2,171,867
Total of inventories classified under non-current asset	2,075,683	2,171,867

There was no impairment of inventories recognised during financial year 2018 (2017: $163,600 for stock obsolescence in the Statement of Profit or Loss and Other Comprehensive Income.

During the current financial period, management have performed an assessment on its raw materials and its utilisation within 12 months from reporting date and have determined $294,769 of raw materials relating to Colostrum will be consumed within 12 months and remaining balance of $2,075,683 will be consumed after 12 months from reporting date.

9	Loss per share

(a)	Basic/diluted loss per share

	Consolidated entity
	31 December	31 December
	2018	2017
	Cents	Cents

From continuing operations attributable to the ordinary equity holders of the company	(1.2)	(1.5)

(b)	Reconciliation of earnings used in calculating earnings per share

	Consolidated entity
	31 December	31 December
	2018	2017
	$	$
Basic/diluted loss per share
Loss attributable to the ordinary equity holders of the Company used in calculating basic/diluted earnings per share:
From continuing operations	(1,581,899)	(1,891,944)

Immuron Limited	17

Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2018
(continued)

9	Loss per share (continued)

(c)	Weighted average number of shares used as denominator

	Consolidated entity
	2018	2017
	Number	Number

Weighted average number of ordinary shares used as the denominator in calculating basic/diluted loss per share	136,365,586	130,086,505

The Company is currently in a loss making position and thus the impact of any potential shares is concluded as anti-dilutive which includes the Company’s options and Convertible Note payable and warrants. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

10	Basis of preparation of half-year report

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2018 have been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

These interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2018 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period and the adoption of the new and amended standards as set out below. The Interim Financial Statements have been approved and authorised for issue by the board on 27 February 2019.

(a)	New and amended standards adopted by the Company

A number of new or amended standards became applicable for the current reporting period and the Company had to change its accounting policies and applying the modified retrospective method where required as a result of adopting the following standards:

●	AASB 9 Financial Instruments, and

●	AASB 15 Revenue from Contracts with Customers.

The impact of the adoption of these standards and the new accounting policies are disclosed in note below. The other standards did not have any impact on the Company’s accounting policies and did not require retrospective adjustments.

(b)	Impact of new and amended standards adopted by the Company

(i)	AASB 9 Financial Instruments

AASB 9 Financial Instruments replaces AASB 139 Financial Instruments: recognition and measurement requirements. It makes major changes to the previous guidance on the classification and measurement of financial assets and introduces an ‘expected credit loss’ model for impairment of financial assets.

While this represents significant new guidance, the implementation of the new guidance did not have a material impact on trade receivables. As such, the Company has elected not to restate prior periods and have not recognised differences in opening retained earnings as at 1 July 2018.

(ii)	AASB 15 Revenue from Contracts with Customers

The Company has adopted AASB 15 Revenue from Contracts with Customers from 1 July 2018 which did not result in changes in the accounting policies and adjustments to the amounts recognised in the financial statements.

Immuron Limited	18

Immuron Limited
Notes to the condensed consolidated financial statements
31 December 2018
(continued)

10	Basis of preparation of half-year report (continued)

(c)	Impact of standards issued but not yet applied by the entity

(i)	AASB 16 Leases

AASB 16 was issued in February 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

The standard will affect primarily the accounting for the group’s operating leases. As at the reporting date, the group has non-cancellable operating lease commitments of $39,525. However, the group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the group’s profit and classification of cash flows. The standard is mandatory for first interim periods within annual reporting periods beginning on or after 1 January 2019. The Company does not intend to adopt the standard before its effective date.

(d)	Changes in accounting policies

(I)	AASB 9 Financial Instruments – Accounting policies applied from 1 January 2018

Impairment of financial assets

For trade receivables under AASB 9 the Company applies a simplified approach of recognising lifetime expected credit losses as these items do not have a significant financing component.

(II)	AASB 15 Revenue from Contracts with Customers – Accounting policies applied from 1 January 2018

Revenue is earned from the sale of Travelan and Protectyn.

The Company’s revenue from contracts with customers arise from the sale of goods within Australia, USA and other world markets, through a variety of avenues including pharmacies, clinics and the internet.

Based on the Company’s revenue recognition process and the nature of the Company’s revenue stream from contracts with customers, the Company recognises revenue at a point in time when the performance obligation is satisfied upon the delivery of goods to customers.

11	Summary of significant accounting policies

(a)	Going concern

Some of the risks inherent in the development of pharmaceutical products include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, and obtaining the necessary drug clinical regulatory authority approvals. Furthermore, a particular project may fail the research and the clinical development process through lack of efficacy or safety, or may be stopped or abandoned due to strategic imperatives including an assessment that the projects will not deliver a sufficient return on investment or have been superseded by newer competitive products or technologies. There is a risk that the Company will be unable to find suitable development or commercial partners for its projects, and that these arrangements may not generate a material return for the Company.

Based on current budget forecast assumptions, the Company is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the Company is able to progress its research and development programs for at least the next 12 months.

The interim financial report has been prepared on a going concern basis. Accordingly, the interim financial report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company not continue as a going concern.

Immuron Limited	19

Immuron Limited
Directors’ declaration
31 December 2018

In the Directors’ opinion:

(a)	the financial statements and notes set out on pages 8 to 19 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2018 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that the Immuron Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

/s/ Roger Aston

Dr. Roger Aston
Director

Melbourne
27 February 2019

Immuron Limited	20

Collins Square, Tower 5

727 Collins Street

Melbourne Victoria 3008

Correspondence to:

GPO Box 4736

Melbourne Victoria 3001

T +61 3 8320 2222

F +61 3 8320 2200 E info.vic@au.gt.com

W www.grantthornton.com.au

Independent Auditor’s Review Report

To the Members of Immuron Limited

Report on the review of the half year financial report

Conclusion

We have reviewed the accompanying half year financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2018, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half year financial report of Immuron Limited does not give a true and fair view of the financial position of the Group as at 31 December 2018, and of its financial performance and its cash flows for the half year ended on that date, in accordance with the Corporations Act 2001, including complying with Accounting Standard AASB 134 Interim Financial Reporting.

Directors’ responsibility for the half year financial report

The Directors of the Company are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2018 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Immuron Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389	www.grantthornton.com.au

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

/s/ Grant Thornton Audit Pty Ltd

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ M A Cunningham

M A Cunningham

Partner – Audit & Assurance

Melbourne, 27 February 2019